Mail Stop 3561

April 2, 2010

Ronald C. Dela Cruz
President
NetVentory Solutions, Inc.
8th Floor – 200 South Virginia Street
Reno, NV 89501

> **Re:** **NetVentory Solutions, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed March 12, 2010**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed November 13, 2009**
> **File No. 333-153308**

Dear Mr. Dela Cruz:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form S-1

1. Please be advised that we will not act on a request for effectiveness of your post-effective amendment until you have complied with our comments concerning your Form 10-K below.

Form 10-K for Fiscal Year Ended July 31, 2009

Controls and Procedures, page 28

2. We note your discussion of your internal control over financial reporting. However, your chief executive officer and chief financial officer are also required to make an evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed, pursuant to Item 307 of Regulation S-K. Please revise to provide their evaluation of the effectiveness of your disclosure controls and procedures. For the distinction between disclosure controls and procedures and internal controls over financial reporting, please see Rule 15d-15(e)-(f).

3. While Instruction 1 to Item 308 of Regulation S-K does not require you to do so, we note your indication that the chief executive officer and chief financial officer have concluded that the company's "internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below." Your disclosure should clearly state whether your chief executive officer and chief financial officer have concluded that your internal controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal controls and procedures. For example, if true, you may state that given the identified matters, your internal controls and procedures are not effective.

Biographical Information, page 30

4. Please provide a description of the business experience of David Marby for the past five years. Refer to Item 401(e) of Regulation S-K.

Signatures, page 35

5. Please amend your filing to include your controller/principal accounting officer's signature. Refer to Instruction D.(2)(a) to Form 10-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director